EXHIBIT 12.1
TEXTRON MANUFACTURING

COMPUTATION OF RATIO OF INCOME TO FIXED CHARGES

(unaudited)

(In millions, except ratio)

Six Months Ended July 1, 2006
Fixed charges:
Interest expense	$51
Estimated interest portion of rents	14
Total fixed charges	$65

Income:
Income from continuing operations before income taxes	$468
Eliminate equity in undistributed pre-tax income on Finance subsidiary	(25
Fixed charges	65
Adjusted income	$508

Ratio of income to fixed charges	7.82